UBS MONEY SERIES - ANNUAL

For period ending April 30, 2015	Exhibit 77D
File number 811-8767

UBS Money Series – UBS SelectTreasury Preferred Fund, UBS Select Treasury Institutional Fund,
UBS Select Treasury Capital Fund and UBS Select Treasury Investor Fund

On June 10, 2015, UBS Money Series filed a supplement to its offering documents with the SEC.  The purpose of the supplement was to announce a new policy with respect to security investments adopted by each of UBS Select Treasury Preferred Fund, UBS Select Treasury Institutional Fund, UBS Select Treasury Capital Fund and UBS Select Treasury Investor Fund to align with new regulatory requirements.

The text of the core of the supplement is reproduced belows:

The purpose of this supplement is to update the Prospectuses in connection with amendments to Rule 2a-7 under the Investment Company Act of 1940, as amended (the "Amendments"), which is the primary rule governing money market funds, including the funds named [in the introduction to this exhibit] … (each, a "fund" and together, the "funds"). As discussed in more detail below, the Prospectuses are being updated to reflect that the funds will operate as "government money market funds," as defined in the Amendments.

Please note that each fund will continue to remain subject to its existing policy to invest at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in the type of investment suggested by its name. The current changes are not expected to materially impact the manner in which the funds' assets have historically been invested, but instead will bring them into conformance with new regulatory requirements. The policy change discussed below is effective as of June 10, 2015.

Definition of a government money market fund. Under the Amendments, a government money market fund is defined as a money market fund that invests 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully. A money market fund that meets this definition will be permitted to continue to utilize the amortized cost method of valuation to value its portfolio securities and to transact at a $1.00 share price once the Amendments become effective in 2016. In addition, a government money market fund will not be subject to liquidity fees on redemptions and/or redemption gates, unless the fund's board determines to reserve the ability to do so.

Board approval to operate the funds as government money market funds. Although each fund currently complies with the government money market fund definition, upon the recommendation of management, the board of directors/trustees for each fund (collectively, the "Board") approved the adoption of a non-fundamental investment policy requiring each fund to invest 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully. In addition, the Board determined that each fund will continue to use the amortized cost method of valuation to seek to maintain a $1.00 share price and will not be subject to a liquidity fee and/or a redemption gate on fund redemptions. Please note, however, that the Board may reserve the ability to subject a fund to a liquidity fee and/or redemption gate in the future, after providing appropriate prior notice to shareholders and in conformance with the Amendments.

Changes to the Funds' Prospectuses. In connection with this approval, effective June 10, 2015, the "Principal strategies" section in each Prospectus is hereby amended to include the following:

"In addition to the 80% policy referenced above, the fund has adopted a policy to invest 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully."